

December 20, 2010

Via U.S. Mail

Mr. Jeffrey F. Joseph
Chief Executive Officer
Presidential Realty Corporation
180 South Broadway
White Plains, New York 10605

> **Re:** **Presidential Realty Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on December 6, 2010**
> **File No. 005-34516**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 6, 2010**
> **File No. 001-08594**

Dear Mr. Joseph:

We have reviewed your amended filings and have the following comments.

Amendment No. 1 to Schedule 13E-3

General

1. We note your response to comment 2 from our prior letter. Each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to our prior letter. For example, include a statement as to whether each person individually believes the Rule 13e-3 transaction to be procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of SEC Release No. 34-17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure.

2.   Ensure that each new filer signs the Schedule 13E-3 in his individual capacity, and not as an officer or director of the company. Please also add each new filer on the cover page of the schedule.

3.   Your revised signature pages do not include a signature for the company. In your next amendment, please ensure that the company signs the schedule.

Item 13. Financial Statements, page 6

4.   Please include the ratio of earnings to fixed charges in your summary financial statements. See item 1010(c)(4) of Regulation M-A.

Revised Preliminary Proxy Statement on Schedule 14A

General

5.   As noted in prior comment 10, please revise your fairness statements to address fairness to unaffiliated security holders, consistent with the requirements of Item 1014(a) of Regulation M-A.

Forms of Proxy

6.   We note your response to prior comment 9. Please clearly mark your forms of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) under the Exchange Act.

7.   We note your response to prior comment 28. Your proxy cards provide that they may be voted on such other matters as may properly come before the meeting. We continue to question how this is consistent with Rule 14a-4(c), which permits the use of discretionary authority to vote on a matter only if you did not have notice of the matter at least 45 days before the date on which you first sent your proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. Please advise, or revise your proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (212) 468-7900</u>
  Nilene R. Evans, Esq.
  Morrison & Foerster LLP